May 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin Stertzel

          Anne McConnell

Re:	BRC Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 15, 2023

Form 8-K filed on March 15, 2023

File No. 001-41275

Ladies and Gentlemen:

BRC Inc. (the “Company”) confirms receipt of your letter dated May 24, 2023 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Form 8-K.

Given the nature of the comments, the Company will need additional time to review and gather necessary information to provide a comprehensive response. In light of the above, the Company respectfully requests an extension of ten business days and expects to respond to the comments in the Comment Letter on or before June 23, 2023.

In the meantime, if you have any questions, please do not hesitate to contact the undersigned by telephone at (801) 847-1189 or by email at greg.iverson@blackriflecoffee.com, or David R. Crandall of Hogan Lovells US LLP by telephone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Gregory J. Iverson

Gregory J. Iverson
Chief Financial Officer

cc:	Andrew J. McCormick, General Counsel & Corporate Secretary, BRC Inc.

David R. Crandall, Hogan Lovells US LLP